Exhibit 21

SUBSIDIARIES OF DPL INC.

DPL Inc. had the following subsidiaries on December 31, 2004:

State of Incorporation

The Dayton Power and Light Company	Ohio
Miami Valley Insurance Company	Vermont
DPL Energy, LLC	Ohio
Plaza Building, Inc.	Ohio
MVE, Inc.	Ohio
DPL Finance Company, Inc.	Delaware
DPL Energy Resources, Inc.	Ohio